82-230



April 18, 2003

Dear Sirs,

We extend our sincere appreciation for your kind attention being given to our Company.

We are pleased to send you herewith a copy of our Press Announcement made here on April 18, 2003, which includes the Company's business results for the year ended February 28, 2003.

With best wishes,

SUPPL



SEC MAIL PROCESSING
RECEIVED
APR 21 2003
WASH. D.C. 180 SECTION

Yours faithfully,

Tetsuo Rikimaru
Divisional Manager
Finance Division
The Daiei, Inc.

PRESS ANNOUNCEMENT (TRANSLATION)

April 18, 2003
The Daiei, Inc.
4-1-1, Minatojima Naka-machi,
Chuo-ku, Kobe, Hyogo 650-0046, Japan
(URL: http://www.daiei.co.jp)

- Securities code No.8263
- The Shares of the Company are listed on the first section of the Stock Exchange in Osaka, Tokyo and Nagoya, and on the Stock Exchange in Fukuoka and Sapporo.
- Annual Closing date: The last day of February
- Interim dividends may be payable
- We adopt a single unit stock system; 1 unit = 500 shares.
- Representative: Kunio Takagi
  President and Chief Executive Officer
- Inquiries relating to this announcement should be made to:
  Hideaki Shiraishi
  Department Manager
  Accounting Settlement Department, Accounting Division
  (Tel.) 03-3433-9535 Tokyo, Japan

The Daiei, Inc. has announced the non-consolidated and consolidated business results for the fiscal year ended February 28, 2003

Notes
As far as non-consolidated financial data are concerned, any fractional sums of less than one million yen are discarded.

1. The financial statements of the fiscal year ended February 28, 2003 were approved at the meeting of the Board of Directors held on April 18, 2003.

2. The ordinary general meeting of shareholders is to be held on May 22, 2003

I . NON-CONSOLIDATED

1. Non-consolidated business results (from March 1, 2002 to February 28, 2003)

(1) Business results

	For the year ended February 28 2002	For the year ended February 28 2003	Increase (decrease) [%]
	[In millions of yen]		
Operating revenues	1,731,222	1,557,563	(10.0)
Operating income	21,722	15,573	(28.3)
Ordinary profit	14,121	14,528	2.9
Net income (or loss)	(458,209)	100,028	—
	[In yen]		
Net income (or loss) per share	(643.63)	194.55	
Diluted earning per share	—	107.35	
Ratio of net loss to shareholders equity (%)	—	—	
Ratio of ordinary profit to:			
Total assets (%)	1.1	1.1	
Operating revenues (%)	0.8	0.9	

Notes

(1) Numbers of shares average (preferred stock please refer to the page 5)

	Shares average of common stock
	[In thousands of shares]
As of February 28, 2003	382,328
As of February 28, 2002	711,911

(2) Accounting change: None

(3) We implemented the reverse stock split of issued common stocks by consolidating two shares into one share, and issued Class -A and Class-B preferred stocks by consolidating ten shares into one share as of June 28th, 2002.

The number of shares average, the profit per share and diluted earning per share ended February 28, 2003 are calculated on the assumption that the reverse stock split was implemented at the beginning of the term.

(4)Used formula of non-consolidated operations at the year ended February 28, 2003

Net income per share

Net income／(Numbers of shares average of outstanding common stock ended February 28, 2003＋Number of shares converted from convertible participating share under if converted method)

Diluted earning per share

Net income／(Numbers of shares average of outstanding common stock ended February 28, 2003＋Number of shares converted from convertible participating share under if converted method + Number of dilutive shares)

(2)Dividends

	For the year ended	
	February 28, 2002	February 28, 2003
	[In yen]	
Year-end dividends per share	0.00	0.00
Interim dividends per share	0.00	0.00
Annual dividends per share	0.00	0.00
Total amount of dividends (per annum in million of yen)	0	0
Ratio of dividends to net earnings (%)	—	—
Ratio of dividends to shareholders' equity(%)	—	—

(3)Financial condition

	For the year ended	
	February 28, 2002	February 28, 2003
	[In millions of yen]	
Total assets	1,209,374	1,395,062
Shareholders' equity	(240,531)	88,461
Ratio of shareholders' equity to total assets (%)	(19.9)	6.3
	[In yen]	
Net worth per share	(509.28)	(339.61)

Notes

(1)The number of shares outstanding (preferred stock please refer to page 5)

	Common stock
	[In thousands of shares]
As of February 28,2003	422,637
As of February 28,2002	707,864

(2)The number of treasury shares

	Common stock
	[In thousands of shares]
As of February 28,2003	3,250
As of February 28,2002	5,831

(3) Used formula of non-consolidated operations at the year ended February 28, 2003

Net worth per share

(Shareholders' equity at the ended February, 2003－The number of shares issued of the preferred stock at the ended February, 2003× Issue price)／Number of issued shares of common stock at the ended February, 2003

2 . Forecast of non-consolidated operations for the year ending February 29, 2004 :

	For the six months ending August 31, 2003	For the year ending February 29, 2004
	[In millions of yen]	
Operating revenues	730,000	1,450,000
Ordinary profit	6,000	160,000
Net income (or loss)	(4,000)	6,000
	[In yen]	
Interim dividends per share	0.00	—
Year- end dividends per share	—	0.00
Annual dividends per share		0.00
Net income per share		7.29

Notes

*As the above forecast is based on the information available as of the date of this announcement, actual result is subjected to the various factors in future.

Used formula of forecast of non-consolidated operations for the year ending February 28, 2003

Expected net income per share

(Expected net income－Expected total amount of dividend payment for preferred stock)／

Numbers of issued shares of common stock for the six months ended February 28, 2003

＋Number of shares converted from convertible participating share under if converted method

*From this term ended February 28, 2003, we adopted an accounting standard for the profit (loss) per share, the Japanese Corporate Accounting Standard No.2. and an application guidelines of accounting standard for the profit (loss) per share, application guidelines of the Japanese Corporate Accounting Standard No.4.

Class A preferred stock and Class G preferred stock correspond to convertible participating share.

※1 Number of issued outstanding shares average (non-consolidated)

	As of February 28, 2002	As of February 28, 2003
	[In thousand of shares]	
Common stock	711,911	382,328
Class-A preferred stock	45,000	4,500
Class-B preferred stock	45,000	4,500
Class-C ① preferred stock	－	5,753
Class-C ② preferred stock	－	5,753
Class-D ① preferred stock	－	4,821
Class-D ② preferred stock	－	4,821
Class-E preferred stock	－	26,438
Class-F preferred stock	－	42,301
Class-G preferred stock	－	26,438

※2 Number of shares outstanding at the end of the period (non-consolidated)

	As of February 28, 2002	As of February 28, 2003
	[In thousand of shares]	
Common stock	707,864	422,637
Class-A preferred stock	45,000	4,500
Class-B preferred stock	45,000	4,500
Class-D ① preferred stock	—	20,000
Class-D ② preferred stock	—	20,000
Class-E preferred stock	—	50,000
Class-F preferred stock	—	80,000
Class-G preferred stock	—	50,000

Notes

・Decrease due to the reverse stock split (June 28, 2002)

Classes of stocks	Number of stocks issued	Amount of formal Capitalization of reserves
	[In thousands of shares]	[In millions of yen]
Common stock	(356,848)	—
Class-A preferred stock	(40,500)	—
Class-B preferred stock	(40,500)	—

*Ratio of consolidation

Classes of stocks	Number of stocks issued
Common stock	Consolidate 2 stocks into 1 stock
Class-A preferred stock	Consolidate 10 stocks into 1 stock
Class-B preferred stock	Consolidate 10 stocks into 1 stock

・Reduction of capital without compensation (June 28, 2002)

Classes of stocks	Number of stocks issued	Amount of formal Capitalization of reserves
	[In thousands of shares]	[In millions of yen]
Common stock	—	
Class-A preferred stock	—	(111,530)
Class-B preferred stock	—	

• Allocation of new stocks to a third party (August 20, 2002)

Classes of stocks	Number of stocks issued [In thousands of shares]	Amount of formal Capitalization of reserves [In millions of yen]
Common stock	45,040	4,999
Class-C ① preferred stock	20,000	10,000
Class-C ② preferred stock	20,000	10,000
Class-E preferred stock	50,000	25,000
Class-F preferred stock	80,000	40,000
Class-G preferred stock	50,000	25,000

• Allocation of new stocks to a third party (December 3, 2002)

Classes of stocks	Number of stocks issued [In thousands of shares]	Amount of formal Capitalization of reserves [In millions of yen]
Class-C ① preferred stock	(20,000)	—
Class-C ② preferred stock	(20,000)	—
Class-D ① preferred stock	20,000	—
Class-D ② preferred stock	20,000	—

• Allocation of new stocks to a third party (December 19, 2002)

Classes of stocks	Number of stocks issued [In thousands of shares]	Amount of formal Capitalization of reserves [In millions of yen]
Common stock	24,000	1,512

Ⅱ. CONSOLIDATED

1. Consolidated business results (from March 1,2002 to February 28, 2003)

(1)Business results

	For the year ended February 28 2002	February 28 2003	Increase (decrease) [%]
	[In millions of yen]		
Operating revenues	2,498,877	2,197,533	(12.1)
Operating income	44,289	40,773	(7.9)
Ordinary profit	1,520	12,786	741.2
Net income (or loss)	(332,514)	135,387	—
	[In yen]		
Net income (or loss) per share	(540.22)	290.94	
Diluted earning per share	—	153.33	
Ratio of net loss to shareholders equity (%)	—	—	
Ratio of ordinary profit to:			
Total assets (%)	0.1	0.5	
Operating revenues (%)	0.1	0.6	

Notes

(1) Equity in net profit of affiliates:

	[In millions of yen]
For the year ended February 28,2003	497
For the year ended February 28,2002	2,421

(2) Numbers of shares average (consolidated)

Please refer to the page 10

(3) Accounting change : None

(4) We implemented the reverse stock split of issued common stocks by consolidating two shares into one share, and issued Class -A and Class-B preferred stocks by consolidating ten shares into one share as of June 28th, 2002.

The number of shares average, the profit per share and diluted earning per share ended February 28, 2003 are calculated on the assumption that the reverse stock split was implemented at the beginning of the term.

(5) Used formula of consolidated operations at the ended February 28, 2003

Net income per share

Net income／(Number of shares average of outstanding common stock at the ended February 28, 2003＋Number of shares converted from convertible participating share under if converted method)

Diluted earning per share

Net income／(Numbers of shares average of outstanding common stock ended February 28, 2003＋Number of shares converted from convertible participating share under if converted method + Number of dilutive shares)

(2)Financial condition

	For the year ended	
	February 28, 2002	February 28, 2003
	[In millions of yen]	
Total assets	2,558,659	2,278,225
Shareholders' equity	(297,431)	66,119
Ratio of shareholders' equity to total assets	(11.6%)	2.9%
	[In yen]	
Net worth per share	(674.29)	(440.67)

Note

(1) Number of shares issued (Consolidated)

Please refer to the page 11

(2) Used formula of consolidated operations at the year ended February 28, 2003

Net worth per share

(Shareholders' equity at the ended February, 2003－The number of shares issued of the preferred stock at the ended February, 2003× Issue price)／Number of issued shares of common stock at the ended February, 2003

(3)Statement of cash flows [Increase (Decrease) in cash]

	For the year ended	
	February 28, 2002	February 28, 2003
Operating activities	62,192	47,514
Investing activities	112,027	14,150
Financing activities	(436,613)	(59,991)
Cash and cash equivalents at end of year	145,688	146,133

(4)Number of consolidated subsidiaries, unconsolidated subsidiaries and affiliates which are accounted for using the equity method.

	2003	Increase	Decrease
Consolidated subsidiaries	109	2	26
Unconsolidated subsidiaries for using the equity method	－	－	－
Affiliates for using the equity method	14	－	1

2. Forecast of consolidated operations for the year ending February 29, 2004 :

	For the six months ending August 31, 2003	For the year ending February 29, 2004
	[In millions of yen]	
Operating revenues	995,000	1,975,000
Ordinary profit	12,000	30,000
Net income	2,000	18,000
	[In yen]	
Net income per share	23.17	

Note

*As the above forecast is based on the information available as of the date of this announcement, actual result may change affected by the various factors in future.

Used formula of forecast of consolidated operations for the year ending February 28, 2004

Expected net income per share

Expected net income／(Numbers of shares average of common stock at the ended February 28, 2004＋Number of shares converted from convertible participating share under if converted method)

*From this term ended February 28, 2003, we adopted an accounting standard for the profit (loss) per share, the Japanese Corporate Accounting Standard No.2. and an application guidelines of accounting standard for the profit (loss) per share, application guidelines of the Japanese Corporate Accounting Standard No.4.

Class A preferred stock and Class G preferred stock correspond to convertible participating share.

※1 Number of issued outstanding shares average (consolidated)

	As of February 28, 2002	As of February 28 2003
	[In thousand of shares]	
Common stock	615,519	333,538
Class-A preferred stock	45,000	4,500
Class-B preferred stock	45,000	4,500
Class-C ① preferred stock	—	5,753
Class-C ② preferred stock	—	5,753
Class-D ① preferred stock	—	4,821
Class-D ② preferred stock	—	4,821
Class-E preferred stock	—	26,438
Class-F preferred stock	—	42,301
Class-G preferred stock	—	26,438

※2 Number of shares outstanding at the end of the period (consolidated)

	As of February 28, 2002	As of February 28 2003
	[In thousand of shares]	
Common stock	619,021	376,421
Class-A preferred stock	45,000	4,500
Class-B preferred stock	45,000	4,500
Class-D ① preferred stock	—	20,000
Class-D ② preferred stock	—	20,000
Class-E preferred stock	—	50,000
Class-F preferred stock	—	80,000
Class-G preferred stock	—	50,000

Note

Notes

・Decrease due to the reverse stock split (June 28, 2002)

Classes of stocks	Number of stocks issued [In thousands of shares]	Amount of formal Capitalization of reserves [In millions of yen]
Common stock	(356,848)	—
Class-A preferred stock	(40,500)	—
Class-B preferred stock	(40,500)	—

*Ratio of consolidation

Classes of stocks	Number of stocks issued
Common stock	Consolidate 2 stocks into 1 stock
Class-A preferred stock	Consolidate 10 stocks into 1 stock
Class-B preferred stock	Consolidate 10 stocks into 1 stock

・Reduction of capital without compensation (June 28, 2002)

Classes of stocks	Number of stocks issued [In thousands of shares]	Amount of formal Capitalization of reserves [In millions of yen]
Common stock	—	(111,530)
Class-A preferred stock	—	
Class-B preferred stock	—	

・Allocation of new stocks to a third party (August 20, 2002)

Classes of stocks	Number of stocks issued [In thousands of shares]	Amount of formal Capitalization of reserves [In millions of yen]
Common stock	45,040	4,999
Class-C ① preferred stock	20,000	10,000
Class-C ② preferred stock	20,000	10,000
Class-E preferred stock	50,000	25,000
Class-F preferred stock	80,000	40,000
Class-G preferred stock	50,000	25,000

・Allocation of new stocks to a third party (December 3, 2002)

Classes of stocks	Number of stocks issued [In thousands of shares]	Amount of formal Capitalization of reserves [In millions of yen]
Class-C ① preferred stock	(20,000)	—
Class-C ② preferred stock	(20,000)	—
Class-D ① preferred stock	20,000	—
Class-D ② preferred stock	20,000	—

・Allocation of new stocks to a third party (December 19, 2002)

Classes of stocks	Number of stocks issued [In thousands of shares]	Amount of formal Capitalization of reserves [In millions of yen]
Common stock	24,000	1,512